August 23, 2024

Gao Lianquan
Chief Executive Officer
Premium Catering (Holdings) Ltd
6 Woodlands Walk
Singapore 738398

       Re: Premium Catering (Holdings) Ltd
           Amendment No. 3 to Registration Statement on Form F-1
           Filed August 13, 2024
           File No. 333-279272
Dear Gao Lianquan:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1
Use of Proceeds, page 31

1. It appears the net proceeds of $6,729,308 you expect to receive from the offering disclosed here is inconsistent with the net proceeds of $6,747,246 disclosed in the
       Capitalization table on page 32 and the Dilution table on page 34. Please clarify or revise.
Dilution, page 34

2. It appears your disclosure of $718,781 in underwriting discounts and commissions and estimated offering expenses of approximately $990,223 is inconsistent with the disclosure on page 31 which states the underwriting discounts and commissions are $634,128 and estimated offering expenses are $1,092,723. Please clarify or revise. August 23, 2024
Page 2

       Please contact Valeria Franks at 202-551-7705 or Angela Lumley at 202-551-3398 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Henry Schlueter